SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 1, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 1, 2017 the company informed that notice is given to the shareholders that, pursuant to resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting dated October 31, 2017, and at the Board of Directors’ Meeting dated November 1, 2017, a cash dividend in the amount of $680,000,000 (Argentine legal tender) will be made available to shareholders as from November 14, 2017 (“Availability Date”), which amount is equivalent to 539.622367506% of the Company’s Capital Stock, an amount per share of $5.39622367506 (Par value $1), and an amount per ADR of $21.5848947002 (Argentine Pesos per ADR), to be charged against fiscal year ended June 30, 2017, payable to all shareholders registered as such as of November 13, 2017, in accordance with the register held by Caja de Valores S.A. Pursuant to the referred resolutions adopted by the Shareholders and Board of Directors, local shareholders who hold common shares may choose to receive, in lieu of their cash dividend share in Argentine Pesos, their dividend share in US Dollars. In such event, the conversion value of such currency will be set according to the seller exchange rate for wire transfers quoted by Banco de la Nación Argentina at the close of business on the trading day immediately preceding Availability Date. Those local shareholders who hold common shares and who wish to exercise the above-mentioned option shall inform such decision to Caja de Valores S.A., located at 25 de mayo 362, Autonomous City of Buenos Aires, either personally by showing their ID or through a representative by showing an authorization signed by the shareholder and certified by notary public, until, and including, November 10, 2017 (the “Option Term”), from 10 a.m. to 3 p.m. To such end, they shall complete and sign a form prepared to such purpose, as well as comply with the requirements and formalities set forth therein. The option to receive payment in US Dollars shall be exercised in full, which means exercise of the option entails payment in full of the dividend to be received by each shareholder. Any option to receive payment in US Dollars exercised within the Option Term by a person who is not a holder of shares of the Company as of November 13, 2017 shall be null and void. Those local shareholders who hold common shares and who do not exercise such option will receive their dividend payment in Argentine Pesos. Since the shares concerned are book-entry shares, payment in cash of the aforementioned dividend shall be made upon submission of documentation evidencing the shareholder’s identity, at Caja de Valores S.A., from Monday to Friday, from 10 a.m. to 3 p.m.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 1, 2017